Power of Attorney

I, G. Stacy Smith, hereby appoint Jay Carvell and Gerhard Lombard as my recognized representatives and true and lawful attorneys-in-fact to make, execute, sign, acknowledge and file with the Securities and Exchange Commission (the “SEC”) as necessary any documents relating to my service as a Director of WhiteHorse Finance, Inc. and any amendments to such documents.

This is the only power granted by this Power of Attorney. This Power of Attorney applies to all future documents filed with the SEC relating to my service as a Director of WhiteHorse Finance, Inc. and any amendments thereto. This Power of Attorney is revocable by me at any time. Third parties receiving a duly executed copy, a copy uploaded in text or html format or facsimile of this Power of Attorney may rely upon this Power of Attorney.

Signature:	/s/ G. Stacy Smith

Name:	G. Stacy Smith

Title:	Director

Date:	August 11, 2015